

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

November 14, 2007

Arnaldo F. Galassi
Chief Financial Officer
Elixir Gaming Technologies, Inc
1120 Town Center Drive, Suite 260
Las Vegas, Nevada 89144

RE: Elixir Gaming Technologies, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 0-25855

Dear Mr. Galassi:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief